[Letterhead of Smith, Gambrell & Russell, LLP]

August 13, 2007

Via Edgar

Mr. William Friar

Senior Financial Analyst

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:     Touchstone Bancshares, Inc.

Form SB-2, filed June 18, 2007

File No. 333-143840

Dear Mr. Friar:

On behalf of Touchstone Bancshares, Inc. (the “Company”), we are transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form SB-2. We are filing this amendment in response to the Staff’s comment letter dated July 17, 2007. For your convenience, we have restated your comments with the Company’s response following the comment. We are also sending you by overnight courier three courtesy copies and three redlined versions of the Registration Statement, showing the changes that were made in response to Staff’s comments and other miscellaneous edits.

General

1.	We note you are registering 482,500 warrants as well as the common stock underlying these warrants. It appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. If you conclude that liability classification will be required upon issuance, please revise your capitalization table and dilution information to properly reflect this classification. Additionally, please add disclosures in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

We have evaluated the warrants that are being registered under all of the conditions that must be met for a contract to be classified as equity, which are listed in paragraphs 14 through 32 of EITF 00-19. Based on this evaluation, the Company intends to classify the warrants as permanent equity. The Company has included language in the Organizer Warrant Agreement, Director Warrant Agreement, and Consultant Warrant Agreement, filed, respectively, as Exhibits 10.3, 10.4 and 10.8 (collectively, the “Warrant Agreements”), to Amendment No. 1 to the Registration Statement, clarifying that under no circumstances will the Company be required to net cash settle a warrant exercise. In addition, the Company has further modified the Warrant Agreements to clarify that the Company has no obligation to settle the warrants (i) in the absence of an effective registration statement or (ii) if a

Mr. William Friar

Securities and Exchange Commission

August 13, 2007

current prospectus relating to the warrants is not available and that the warrants may have no value and can expire unexercised and worthless. Redline versions of the Organizer Warrant Agreement and Director Warrant Agreement, showing the clarifying changes that were made, are annexed as Exhibit A hereto.

Inside Cover Page

2.	Reference is made to the addresses under the map. Please note when you anticipate that each office will open.

We have revised the map to reflect the anticipated opening date of each office.

Use of Proceeds, page 14

3.	In this section, or under “Office and Facilities” on page 17, please discuss the anticipated cost of your building program.

We have revised the disclosure on page 14 to state that we are reviewing whether to purchase a tract of land for $2.5 million that would become the site of our future main office during our third year of operations. If we acquire this or any other site, we anticipate that we will either find a suitable project partner who would then purchase the land from us and build an office building to our specifications, which we will then lease, or construct a building that we will then own. See page 24. We have also enhanced the disclosure in the Use of Proceeds table for the bank on page 15 to provide greater detail with respect to leasehold improvements and furniture, fixture and equipment costs associated with our executive headquarters, initial main office, and proposed branch, which are all leased facilities.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Interest Rate Sensitivity, page 18

4.	Please revise your discussion to include prospective information regarding the Company’s needs for capital, including an enhanced discussion of the impact of the offering on capital and liquidity, including but not limited to, the Company’s ability to continue as a going concern should you be unable to raise the minimum amount in the offering in order to capitalize the Bank.

We have expanded the disclosure to discuss our needs for capital and the impact of the offering on our capital and liquidity. See page 19.

Description of Property

5.	Please provide the disclosure called for under Item 102 of Regulation S-B.

On page 17, we have revised and shortened the paragraph subtitled “Offices and Facilities” and moved the discussion of our properties, made in accordance with the requirements of Item 102 of Regulation S-B, to a new paragraph entitled “Properties” on page 24.

Lending Activities, page 21

6.	Please provide more robust disclosure regarding the different risks that attach to each type of loan that you intend to make.

We have added enhanced disclosure regarding the specific risks that attach to each type of loan that we intend to make. See pages 22-23.

Mr. William Friar

Securities and Exchange Commission

August 13, 2007

Organizer and Director Warrants, page 39

7.	In your description of the warrants, disclose, if true, that a Touchstone Bancshares stockholder will not be able to exercise warrants at any time during which Touchstone Bancshares does not have a valid, effective prospectus in place.

We have revised the prospectus to disclose that the warrant holders will be unable to exercise warrants at any time during which we do not have an effective registration statement in place and a current prospectus relating to the common stock underlying the warrants. See pages 40 and 42. As noted above in our response to Comment 1, we have modified the Warrant Agreements to clarify that unless the Company has an effective prospectus with respect to the common stock underlying the warrants, the holders of the warrants are not entitled to exercise the warrants.

Description of Capital Stock, page 42

8.	Please revise to include the terms and provisions of your warrants, consistent with the guidance in Item 202 of Regulation S-B.

We addressed this disclosure with two additional paragraphs in the section entitled “Warrants” on page 42.

Financial Statements

General

9.	We note you have included an audited balance sheet as of May 31, 2007, and the related statements of operations, shareholders’ deficit and cash flows for the period from March 31, 2006, date of inception, to May 31, 2007. It is not appropriate to include audited financial statements for a period in excess of twelve months. Please tell us why you have not provided calendar year end audited financial statements in addition to your inception to date financial statements and the authoritative literature relied upon in making this determination. Alternatively, please refer to Item 310 (b) of Regulation S-B as well as paragraphs 10-13 of SFAS 7 and revise to include:
•

An audited balance sheet as of December 31, 2006, the end of the most recent fiscal year, and as of May 31, 2007, separately disclosing cumulative net losses during the development stage at both period ends;

•

Audited statements of operations, shareholders’ deficit and cash flows for the fiscal year ended December 31, 2006, the five months ended May 31, 2007 and for the period from inception through May 31, 2007; and

•	An updated audit opinion to reflect such changes in financial statement presentation.

The financial statements and notes to the financial statements of Touchstone Bancshares, Inc. have been revised to reflect “for the period April 3, 2007, date of inception, to May 31, 2007.” An updated audited opinion reflecting these dates is included in the Registration Statement. Please see our response to Comment 10 for additional explanation.

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

10.

We note your disclosure that from March 31, 2006 to April 3, 2007, organizational activities for the Bank were performed through a venture known as Formosa Rose, LLC and that as of April 3, 2007, the date of formation of the Company, all activity and agreements of Formosa Rose, LLC were assigned to the Company. It appears that this was an equity transaction similar to a recapitalization rather than an “assignment of activity and agreements”. If true, please revise your disclosure, here and throughout the

Mr. William Friar

Securities and Exchange Commission

August 13, 2007

        filing, to:

•	Delete language referring to the “assignment of activity and agreements”;
•	Address that this is was an equity transaction similar to a recapitalization;
•	State the purpose of the transaction; and
•

Clarify that because this was an equity transaction similar to a recapitalization, the business of Touchstone Bancshares, Inc. is that of the predecessor (Formosa Rose, LLC) and therefore inclusion of organizational expenses incurred by Formosa Rose, LLC prior to recapitalization is appropriate.

Alternatively, please provide us with an enhanced description of the transaction including, but not limited to, how you accounted for the transaction and the authoritative literature relied upon.

Touchstone Bancshares, Inc. was formed as a bank holding company on April 3, 2007 to organize and own all of the capital stock of Touchstone National Bank, a proposed national chartered bank. Formosa Rose, LLC is an entity formed on March 31, 2006 and remains in existence currently. Concurrent with the formation of Touchstone Bancshares, Inc., Touchstone Bancshares, Inc. acquired certain assets and assumed certain liabilities of Formosa Rose, LLC. The acquisition and assumption of the assets and liabilities was not an equity transaction.

Formosa Rose, LLC is not considered to be a predecessor entity as defined in Regulation C, Rule 405, and therefore financial statements prior to the existence of Touchstone Bancshares, Inc. are not required to be filed with the Securities and Exchange Commission. The financial statements and notes to the financial statements of Touchstone Bancshares, Inc. have been revised to reflect “for the period April 3, 2007, date of inception, to May 31, 2007.” In addition, the second paragraph of Note 1 to the notes to financial statements has been revised as stated below:

Concurrent with the formation of Touchstone Bancshares, Inc., Touchstone Bancshares, Inc. acquired certain assets and assumed certain liabilities of Formosa Rose, LLC.

In addition, on behalf of the Company, the undersigned hereby acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please feel free to contact Reese C. Porter at (404) 815-3581 or the undersigned at (404) 815-3758.

Very truly yours,

/s/ Robert C. Schwartz
Robert C. Schwartz

Enclosure

cc:     William R. Short

Richard E. Jones

Dana Yarborough

Exhibit A

(Redlined Copies of Organizer Warrant Agreement and Director Warrant Agreement)

TOUCHSTONE BANCSHARES, INC.

ORGANIZER WARRANT AGREEMENT

                            , 2007

Warrant Holder:                                                                                                         No. of Shares:

Touchstone Bancshares, Inc. (the “Company”), a Georgia corporation and the holding company for Touchstone National Bank (the “Bank”), hereby grants to the person identified above as the Warrant Holder warrants (the “Warrants”) to purchase the number of shares set forth above, in recognition of the financial risk undertaken by the Warrant Holder in organizing the Bank and the Company. Such Warrants are granted on the following terms and conditions:

1.         Exercise of Warrants. The Warrant Holder may exercise the Warrants from time to time and receive the shares (the “Shares”) subject to the Warrants, subject to the following:

(a)        Exercise Price. The exercise price (the “Exercise Price”) shall be $10.00 per Share, subject to adjustment pursuant to Section 2 below.

(b)         Expiration of Warrant Term. The Warrants will expire at 5:00 p.m. Eastern Time on the tenth anniversary of the opening date of the Bank (subject to earlier termination in certain circumstances pursuant to Section 5 below), and may not be exercised thereafter (the “Expiration Date”).

(c)        Payment. The purchase price for Shares as to which the Warrants are being exercised shall be paid in cash, by wire transfer, by certified or bank cashier’s check, or by personal check drawn on funds on deposit with the Bank.

(d)        Method of Exercise. The Warrants shall be exercisable by a written notice delivered to the Chief Executive Officer or Secretary of the Company which shall:

(i)        State the owner’s election to exercise the Warrants, the number of Shares with respect to which it is being exercised, the person in whose name the stock certificate for such Shares is to be registered, and such person’s address and tax identification number (or, if more than one, the names, addresses and tax identification numbers of such persons);

(ii)        Be signed by the person or persons entitled to exercise the Warrants and, if the Warrants are being exercised by any person or persons other than the original holder thereof, be accompanied by proof satisfactory to counsel for the Bank of the right of such person or persons to exercise the Warrants; and

(iii)        Be accompanied by the originally executed copy of this Organizer Warrant Agreement.

(e)        Partial Exercise. In the event of a partial exercise of the Warrants, the Company shall either issue a new agreement for the balance of the Shares subject to this Organizer Warrant Agreement after such partial exercise, or it shall conspicuously note hereon the date and number of Shares purchased pursuant to such exercise and the number of Shares remaining covered by this Organizer Warrant Agreement.

(f)        Restrictions on Exercise. The Warrants may not be exercised (i) if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or banking laws or other law or regulation or (ii) unless the Bank or the holder hereof, as applicable, obtains any approval or other clearance which the Bank determines to be necessary or advisable from the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Comptroller of the Currency or any other state or federal banking regulatory agency with regulatory authority over the operation of Company or the Bank (collectively the “Regulatory Agencies”). The Company may require representations and warranties from the Warrant Holder as required to comply with applicable laws or regulations, including the Securities Act of ~~1933~~1933, as amended (the “Act”) and state securities laws. In addition, the Company shall not be obligated to deliver any Shares pursuant to the exercise of the Warrants and shall have no obligation to settle such Warrants exercise unless a registration statement under the Act with respect to the Shares is effective and a prospectus complying in all material respects with the Act (a “Prospectus”) is available for delivery by the Company. In the event that a registration statement with respect to the Shares underlying such Warrants is not effective under the Act or a Prospectus relating to the Shares is not available for delivery by the Company, the Warrant Holder shall not be entitled to exercise the Warrants and the Warrants may have no value and expire worthless. In no event will the Company be required to net cash settle the exercise of the Warrants.

2.         Anti-Dilution; Merger. If, prior to the exercise of Warrants hereunder, the Company (i) declares, makes or issues, or fixes a record date for the determination of holders of common stock entitled to receive, a dividend or other distribution payable on the Shares in shares of its capital stock, (ii) subdivides the outstanding Shares, (iii) combines the outstanding Shares, (iv) issues any shares of its capital stock by reclassification of the Shares, capital reorganization or otherwise (including any such reclassification or reorganization in connection with a consolidation or merger or and sale of all or substantially all of the Company’s assets to any person), then the Exercise Price, and the number and kind of shares receivable upon exercise, in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of any Warrant exercised after such time shall be entitled to receive the aggregate number and kind of shares which, if such Warrant had been exercised immediately prior to such time, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, distribution, subdivision, combination, reclassification, reorganization, consideration, merger or sale.

3.        Valid Issuance of Common Stock. The Company possesses the full authority and legal right to issue this Warrant and the Shares issuable pursuant to this Warrant. The issuance of this Warrant vests in the holder the entire legal and beneficial interests in this Warrant, free and clear of any liens, claims, and encumbrances and subject to no legal or equitable restrictions of any kind except as described herein. The Shares that are issuable upon exercise of this Warrant, when issued, sold and delivered in accordance with the terms of this Organizer Warrant Agreement for the consideration expressed herein, will be duly and validly issued, fully paid, and non-assessable, and will be free of restrictions on transfer other than restrictions under applicable state and federal securities laws.

4.        Transfer and Assignment.

(a)         The Warrants granted in this Organizer Warrant Agreement may not be transferred or sold unless the transfer is exempt from further regulatory approval or otherwise permissible under applicable law, including state and federal securities laws.

(b)        The Shares issued upon exercise of the Warrants granted in this Organizer Warrant Agreement may not be transferred or sold unless the transfer is exempt from further regulatory approval or otherwise permissible under applicable law, including state and federal securities laws, and will bear a legend to this effect.

5.         Mandatory Exercise; Termination.

(a)        The Company or the Bank may be required to increase its capital to meet capital requirements imposed by statute, rule, regulation, or guideline. In order to achieve such capital increase, the Regulatory Agencies may direct the Company to require the Warrant Holders to either (i) exercise or forfeit all or part of their Warrants or (ii) allow the Warrants to be terminated. If the Regulatory Agencies so direct the Company, then the Warrant Holder must exercise or forfeit the Warrants as set forth below, subject to the terms set forth in Section 1(f) hereof.

(b)        When the Company or the Bank is required to increase its capital as described in subsection (a) above, the Company shall send a notice (the “Notice”) to the Warrant Holder (i) specifying the number of Shares relating to the Warrants for which the Warrants must be exercised (the “Number”) (if less than all shares relating to warrants held by all holders of warrants of the Company under agreements substantially similar to this one are required by the Company to be exercised or cancelled, the Number for the Warrant Holder shall reflect a proportionate allocation based on the number of Shares subject to this Organizer Warrant Agreement as compared to the total number of shares subject to warrants held by all such warrant holders as a group); (ii) specifying the date prior to which the Warrants must be totally or partially exercised, as the case may be (the “Deadline”); and (iii)

stating that the failure of the Warrant holder to exercise the Warrants shall result in their automatic termination.

(c)        If the Warrant Holder does not exercise the Warrants pursuant to the terms of the Notice, this Organizer Warrant Agreement shall be automatically terminated on the Deadline, without further act or action by the Warrant Holder or the Company, and the Warrant Holder shall deliver this Organizer Warrant Agreement to the Company for cancellation. If the Number is less than the total number of Shares that are then subject to exercise under this Organizer Warrant Agreement, the Company shall issue a new Organizer Warrant Agreement in compliance with Section 1(e) hereof.

6.         Covenants of the Company. During the term of the Warrants, the Company shall:

(a)        at all times authorize, reserve and keep available, solely for issuance upon exercise of this Warrant, sufficient shares of common stock from time to time issuable upon exercise of this Warrant;

(b)        on receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft, or destruction, on delivery of any indemnity agreement or bond reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, at its expense execute and deliver, in lieu of this Warrant, a new Warrant of like tenor; and

(c)        on surrender for exchange of this Warrant or any Warrant substituted therefor pursuant hereto, properly endorsed, to the Company, at its expense, issue and deliver to or on the order of the holder thereof a new Warrant or Warrants of like tenor, in the name of such holder, calling in the aggregate on the face or faces thereof for the issuances of the number of shares of common stock issuable pursuant to the terms of the Warrant or Warrants so surrendered.

7.         No Dilution or Impairment. The Company shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary in order to protect the exercise rights of the holder against improper dilution or other impairment.

8.         Miscellaneous.

(a)        Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram or facsimile transmission, or if mailed, by postage prepaid first class mail, on the third business day after mailing, to the following address (or at such other address as a party may notify the other hereunder):

To the Company:

Touchstone Bancshares, Inc.

3740 Davinci Court, Suite 150

Norcross, Georgia 30092

Attn: Mr. William R. Short

President and CEO

To the Warrant Holder:

(b)        Amendment. Neither this Organizer Warrant Agreement nor the rights granted hereunder may be amended, changed or waived except in writing signed by each party hereto.

(c)        Counterparts. This Organizer Warrant Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

(d)        Governing Law. This Organizer Warrant Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia.

IN WITNESS WHEREOF, the Company has executed and the holder has accepted this Organizer Warrant Agreement as of the date and year first above written.

TOUCHSTONE BANCSHARES, INC.

By:
Print Name:
Title:

ATTEST (CORPORATE SEAL)

Secretary

WARRANT HOLDER

By:
Print Name:
Title:

Exhibit 10.4

TOUCHSTONE BANCSHARES, INC.

DIRECTOR WARRANT AGREEMENT

                            , 2007

Warrant Holder:                                                                                                         No. of Shares:

Touchstone Bancshares, Inc. (the “Company”), a Georgia corporation and the holding company for Touchstone National Bank (the “Bank”), hereby grants to the person identified above as the Warrant Holder warrants (the “Warrants”) to purchase the number of shares set forth above, in recognition of the financial risk undertaken by the Warrant Holder in organizing the Bank and the Company, and the continuing involvement of the Warrant Holder in the management of the Company and the Bank. Such Warrants are granted on the following terms and conditions:

1.         Exercise of Warrants. One-third of the shares (the “Shares”) subject to the Warrants granted in this Director Warrant Agreement shall vest on each of the first three anniversaries of the date of the opening of the Bank, subject to the Warrant Holder’s continued service with the Company or the Bank as of such date as an executive officer or director. Exercise of the Warrants is subject to the following:

(a)        Exercise Price. The exercise price (the “Exercise Price”) shall be $10.00 per Share, subject to adjustment pursuant to Section 2 below.

(b)        Expiration of Warrant Term. The Warrants will expire at 5:00 p.m. Eastern Standard Time on the tenth anniversary of the opening date of the bank (subject to earlier termination in certain circumstances pursuant to Section 5 below), and may not be exercised thereafter (the “Expiration Date”).

(c)        Payment. The purchase price for Shares as to which the Warrants are being exercised shall be paid in cash, by wire transfer, by certified or bank cashier’s check, or by personal check drawn on funds on deposit with the Bank.

(d)        Method of Exercise. The Warrants shall be exercisable by a written notice delivered to the Chief Executive Officer or Secretary of the Company which shall:

(i)        State the owner’s election to exercise the Warrants, the number of Shares with respect to which it is being exercised, the person in whose name the stock certificate for such Shares is to be registered, and such person’s address and tax identification number (or, if more than one, the names, addresses and tax identification numbers of such persons);

(ii)        Be signed by the person or persons entitled to exercise the Warrants and, if the Warrants are being exercised by any person or persons other than the original holder thereof, be accompanied by proof satisfactory to counsel for the Bank of the right of such person or persons to exercise the Warrants; and

(iii)        Be accompanied by the originally executed copy of this Director Warrant Agreement.

(e)        Partial Exercise. In the event of a partial exercise of the Warrants, the Company shall either issue a new agreement for the balance of the Shares subject to this Director Warrant Agreement after such partial exercise, or it shall conspicuously note hereon the date and number of Shares purchased pursuant to such exercise and the number of Shares remaining covered by this Director Warrant Agreement.

(f)        Restrictions on Exercise. The Warrants may not be exercised (i) if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or banking laws or other law or regulation or (ii) unless the Bank or the holder hereof, as applicable, obtains any approval or other clearance which the Bank determines to be necessary or advisable from the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Comptroller of the Currency or any other state or federal banking regulatory agency with regulatory authority over the operation of Company or the Bank (collectively the “Regulatory Agencies”). The Company may require representations and warranties from the Warrant Holder as required to comply with applicable laws or regulations, including the Securities Act of ~~1933~~1933, as amended (the “Act”) and state securities laws. In addition, the Company shall not be obligated to deliver any Shares pursuant to the exercise of the Warrants and shall have no obligation to settle such Warrants exercise unless a registration statement under the Act with respect to the Shares is effective and a prospectus complying in all material respects with the Act (a “Prospectus”) is available for delivery by the Company. In the event that a registration statement with respect to the Shares underlying such Warrants is not effective under the Act or a Prospectus relating to the Shares is not available for delivery by the Company, the Warrant Holder shall not be entitled to exercise the Warrants and the Warrants may have no value and expire worthless. In no event will the Company be required to net cash settle the exercise of the Warrants.

2.         Anti-Dilution; Merger. If, prior to the exercise of Warrants hereunder, the Company (i) declares, makes or issues, or fixes a record date for the determination of holders of common stock entitled to receive, a dividend or other distribution payable on the Shares in shares of its capital stock, (ii) subdivides the outstanding Shares, (iii) combines the outstanding Shares, (iv) issues any shares of its capital stock by reclassification of the Shares, capital reorganization or otherwise (including any such reclassification or reorganization in connection with a consolidation or merger or and sale of all or substantially all of the Company’s assets to any person), then the Exercise Price, and the number and kind of shares receivable upon exercise, in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of any Warrant exercised after such time shall be entitled to receive the aggregate number and kind of shares which, if such Warrant had been exercised immediately prior to such time, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, distribution, subdivision, combination, reclassification, reorganization, consideration, merger or sale.

3.        Valid Issuance of Common Stock. The Company possesses the full authority and legal right to issue this Warrant and the Shares issuable pursuant to this Warrant. The issuance of this Warrant vests in the holder the entire legal and beneficial interests in this Warrant, free and clear of any liens, claims, and encumbrances and subject to no legal or equitable restrictions of any kind except as described herein. The Shares that are issuable upon exercise of this Warrant, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid, and non-assessable, and will be free of restrictions on transfer other than restrictions under applicable state and federal securities laws.

4.        Transfer and Assignment.

(a)        Except in the case of the Warrant Holder’s death, and thereupon only by will or under the laws of descent and distribution, this Director Warrant Agreement and the Warrants may not be assigned, transferred, pledged, or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of these Warrants contrary to the provisions hereof shall be without legal effect.

(b)        The Shares issued upon exercise of the Warrants granted in this Director Warrant Agreement may not be transferred or sold unless the transfer is exempt from further regulatory approval or otherwise permissible under applicable law, including state and federal securities laws, and will bear a legend to this effect.

5.         Mandatory Exercise; Termination.

(a)        Warrant Holder shall exercise all of Warrant Holder’s then exercisable Warrants within 90 days of the date that Warrant Holder ceases to serve the Company or the Bank, as the case may be, as an executive officer, or director, or the then exercisable Warrants shall terminate; provided that such 90 day period shall be extended to one year if the cessation of service was a result of the Warrant Holder’s death or disability. In the event the Warrant Holder fails to exercise any of the Warrants referred to in this subparagraph within the specified day period, such Warrants shall be forfeited.

(b)        The Company or the Bank may be required to increase its capital to meet capital requirements imposed by statute, rule, regulation, or guideline. In order to achieve such capital increase, the Regulatory Agencies may direct the Company to require the Warrant Holders to either (i) exercise or forfeit all or part of their Warrants or (ii) allow the Warrants to be terminated. If the Regulatory Agencies so direct the Company, then the Warrant Holder must exercise or forfeit the Warrants as set forth below, subject to the terms set forth in Section 1(f) hereof.

(c)        When the Company or the Bank is required to increase its capital as described in subsection (b) above, the Company shall send a notice (the “Notice”) to the Warrant Holder (i) specifying the number of Shares relating to the Warrants for which the Warrants must be exercised (the “Number”) (if less than all shares relating to warrants held by all holders of warrants of the Company under agreements substantially similar to this one are required by the Company to be exercised or cancelled, the Number for the Warrant Holder shall reflect a proportionate allocation based on the number of Shares subject to this Director Warrant Agreement as compared to the total number of shares subject to warrants held by all such warrant holders as a group); (ii) specifying the date prior to which the Warrants must be totally or partially exercised, as the case may be (the “Deadline”); and (iii) stating that the failure of the Warrant holder to exercise the Warrants shall result in their automatic termination.

(d)        If the Warrant Holder does not exercise the Warrants pursuant to the terms of the Notice, this Director Warrant Agreement shall be automatically terminated on the Deadline, without further act or action by the Warrant Holder or the Company, and the Warrant Holder shall deliver this Director Warrant Agreement to the Company for cancellation. If the Number is less than the total number of Shares that are then subject to exercise under this Director Warrant Agreement, the Company shall issue a new Director Warrant Agreement in compliance with Section 1(e) hereof.

6.         Covenants of the Company. During the term of the Warrants, the Company shall:

(a)        at all times authorize, reserve and keep available, solely for issuance upon exercise of this Warrant, sufficient shares of common stock from time to time issuable upon exercise of this Warrant;

(b)        on receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft, or destruction, on delivery of any indemnity agreement or bond reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, at its expense execute and deliver, in lieu of this Warrant, a new Warrant of like tenor; and

(c)        on surrender for exchange of this Warrant or any Warrant substituted therefor pursuant hereto, properly endorsed, to the Company, at its expense, issue and deliver to or on the order of the holder thereof a new Warrant or Warrants of like tenor, in the name of such holder, calling in the aggregate on the face or faces thereof for the issuances of the number of shares of common stock issuable pursuant to the terms of the Warrant or Warrants so surrendered.

7.         No Dilution or Impairment. The Company shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary in order to protect the exercise rights of the holder against improper dilution or other impairment.

8.         Miscellaneous.

(a)        Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram or facsimile transmission, or if mailed, by postage prepaid first class mail, on the third business day after mailing, to the following address (or at such other address as a party may notify the other hereunder):

To the Company:

Touchstone Bancshares, Inc.

3740 Davinci Court, Suite 150

Norcross, Georgia 30092

Attn: Mr. William R. Short

President and CEO

To the Warrant Holder:

(b)        Amendment. Neither this Director Warrant Agreement nor the rights granted hereunder may be amended, changed or waived except in writing signed by each party hereto.

(c)        Counterparts. This Director Warrant Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

(d)        Governing Law. This Director Warrant Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia.

IN WITNESS WHEREOF, the Company has executed and the holder has accepted this Director Warrant Agreement as of the date and year first above written.

TOUCHSTONE BANCSHARES, INC.

By:
Print Name:
Title:

ATTEST (CORPORATE SEAL)

Secretary

WARRANT HOLDER

By:
Print Name:
Title: